September 16, 2005

Michael Moran

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: SEC Comment Letter Dated August 17, 2005 (File No. 000-23827)

Dear Mr. Moran:

We have reviewed the additional comments included in your letter dated August 17, 2005, regarding the Form 10-K for the Year Ended December 31, 2004 and the Form 10-Q for the Quarterly Period Ended March 31, 2005, each filed by PC Connection, Inc. (the “Company”). To facilitate your review of the Company’s response, your numbered comment precedes each response.

Form 10-K for the year Ended December 31, 2004

Controls and Procedures, page 36

Comment:

1.	We note your response to our prior comment 1. Please revise your disclosure in future filings to conclude on the effectiveness of the controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Section II.F. of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC. Release No. 33-8238.

PC Connection Response:

The Company will revise its disclosure in future filings to conclude on the effectiveness of the controls and procedures as of the end of the period covered by the report. In future Form 10-K filings, if the text remains the same as in the Company’s Form 10-K for the year ended December 31, 2004, the Company will modify the second sentence of the penultimate paragraph so that the sentence will read as follows: “Based on this evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.”

Michael Moran

Branch Chief, Division of Corporation Finance

September 16, 2005

Similarly, in future Form 10-Q filings, assuming the text remains the same as in the Form 10-Q filing for the quarter ended June 30, 2005, the Company will include the following disclosure “Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at the reasonable assurance level.”

Financial Statements

Note 1, Summary of Significant Accounting Policies, page F-8

Comment:

2.	We note your proposed revisions to clarify whether revenue is recognized upon shipment of the product to the customer or when delivered. Please explain why documentation evidencing delivery of the product is not used and not available when adjusting to reflect the recognition of revenue upon delivery. Tell us how much product is generally in transit at each reporting period and the percentage of that amount related to large shipments. That is, when you adjust revenue to reflect recognition upon delivery at each reporting period, tell us how much of the adjustment typically is an estimate and how much is based on actual confirmation of the product being delivered to the customer. Further, tell us how you have determined that your estimates of anticipated delivery are reasonable and the impact on your estimates, if any, due to the increasing drop shipments.

PC Connection Response:

At the end of every financial reporting period, the Company performs an analysis of shipments in order to determine appropriate deferral of revenue pursuant to SAB 101. This analysis consists of a summarization and review of all shipments, including drop shipments, that occurred during the last five working days of the period and shipments that occurred prior thereto but were invoiced in the last five working days of the period (item 1 in the table below). Management believes, based on delivery information regularly received from carriers, that all shipments are delivered within five working days, regardless of carrier or class of service.

The Company obtains from carriers the actual delivery dates for all large shipments (i.e., $25,000 and greater) made during the last five working days and defers revenue recognition for those shipments delivered after the end of the period (item 2 in the table below). Revenue from large shipments actually delivered by the end of the period (item 3 in the table below) and from shipments occurring prior to the last five working days of the period but, due to ship-complete billing arrangements with certain public sector customers, invoiced during the last five days (item 4 in the table below) is recognized in the period. Additionally, transactions representing sales of volume software licenses, which do not require the physical shipment of a product, but rather are transmitted electronically, are recognized when the software manufacturer transmits the license and the Company receives confirmation of such transmission (item 5 in the table below). Revenue from shipments made on the last day of the period (item 6 in the table below) is deferred.

Michael Moran

Branch Chief, Division of Corporation Finance

September 16, 2005

With respect to the remaining shipments made during the last five working days (item 7 in the table below), the Company applies deferral percentages for each carrier and class of service, which has been generated from its own historical delivery experience with those carriers. Although documentation evidencing delivery of the product exists for all shipments, management believes it is not practical to review the specific evidence for every transaction, given the volume of transactions included in the last five days of the period (i.e., over 13,000 sales invoices in the last five working days of March 2005).

The Company receives monthly historical delivery information from each of its major carriers for each class of service used in that month. The monthly delivery information is accumulated and used to validate end-of-period deferral percentages for each day in the five-day period. These percentages are then applied to the actual shipments during the last five working days of the reporting period to determine the amount of revenue to be deferred from such shipments (item 8 in the table below). The delivery information is reviewed each quarter to determine whether any adjustments in any of the deferral percentages used are necessary. However, very little variation has been noted in the historical delivery patterns since the Company’s adoption of SAB 101. Most of the Company’s sales transactions during the last five working days of the reporting period are shipped by next-day or two-day class of service.

The following table summarizes the amount of revenue reviewed and deferred through the analysis:

		12/31/04	03/31/05
1.	Revenue included in the quarter-end SAB 101 review (last five working days)	$26,072,524	$27,972,101

2.	Less: Identified large shipments not delivered by end of period	(960,260)	—
3.	Identified large shipments delivered by end of period	(716,553)	(360,973)
4.	Other adjustments, including items shipped prior to, but invoiced during, last five working days	(241,989)	(1,612,723)
5.	Volume software licenses delivered electronically	(2,027,143)	(3,198,528)
6.	Shipments on last business day of quarter (all deferred)	(374,815)	(5,353,363)

7.	Revenue subject to freight carrier deferral analysis	$21,751,764	$17,446,514

8.	Revenue deferred through application of carrier delivery percentages	8,014,877	4,404,758

9.	Total revenue deferred at financial period end (total 2, 6, 8)	$9,349,952	$9,758,121

The Company believes the analysis determining the amount of revenue deferred pursuant to SAB 101 is reasonable, as it is based either on the Company’s historical delivery trends, by carrier and class of service, or on actual delivery confirmation. Drop shipments are included in all carrier and class of service statistics. Any impact from fluctuations in drop shipments would be reflected in the changes in carrier and class of service.

Michael Moran

Branch Chief, Division of Corporation Finance

September 16, 2005

Comment:

3.	We note your response to our prior comment 5 and that you record vendor allowances based on volume only after related milestones are met. Please explain the revisions to your estimates relating to vendor consideration resulting in reclassification between cost of goods sold, SG&A and inventory as disclosed, for example, on page 17 of your Form 10-Q for the period ended March 31, 2005. In this regard, clarify why revisions to estimates of excess vendor allowances are necessary if the amount of vendor allowances are known at each reporting period. In addition, we note that the year-over-year increase in your gross profit margin as a percentage of net sales was explained as being due to your refinement of your reclassification of certain vendor consideration proceeds. Please clarify how you refined your reclassifications.

PC Connection Response:

The Company has consistently recognized vendor reimbursements relating to general rebates for achievement of certain purchase or sales goals only as the respective milestones are met. The Company also receives vendor consideration relating to advertising in the Company’s brochures and catalogs. All of these vendor allowances are known and recorded as of the close of each reporting period.

The revision to estimates noted on page 17 of Form 10-Q for the period ended March 31, 2005, (and all similar references) relates to the determination of whether the vendor consideration represents reimbursements of a specific incremental identifiable cost (e.g., advertising expense) or a reduction of the price of the vendor’s products or services and, therefore, should be recorded as a reduction of the cost of the Company’s inventory. The disclosure relating to the Company’s revision to estimates primarily resulted from management’s evaluation of certain costs incurred and its decision in Q3 of 2004 to discontinue identifying and tracking certain personnel costs as offsets to specific vendor reimbursements, as the effort required to document and track those costs by vendor was burdensome. As required by paragraph 4 of EITF 02-16, cash consideration received from a vendor should be presumed to be a reduction in the price of the vendor’s products, unless this presumption can be overcome.

Additionally, the Company determined that it had included in its previous analysis of such costs and reimbursements an allocated amount for facilities and general overhead. In the Company’s application of EITF 02-16, management determined that these costs do not meet the criteria of specific, identifiable, and incremental and, therefore, should not be offset by vendor reimbursements. The allocation for facilities and general overhead was $1.2 million for 2003 and $0.3 million each for the first and second quarters of 2004. Management believes that the impact of this error in classification is clearly immaterial, and that filing amended financial

Michael Moran

Branch Chief, Division of Corporation Finance

September 16, 2005

statements would not have an impact on the readers of the Company’s financial statements. Management has assessed this error based on the guidance set forth in SAB 99, as explained below.

The quantitative impacts on various lines in the Company’s consolidated income statements if these allocations had not been made is summarized below (in millions of dollars):

Year Ended December 31, 2003:
	As Reported	Adjustments	As Adjusted
Cost of Sales	$1,175.2	$(1.1)	$1174.1
Gross Profit	137.7	1.1	138.8
SG&A Expenses	124.8	$1.2	126.0
Operating Income	10.9	(0.1)	10.8
Net Income	5.9	0.0	5.9

Three Months Ended March 31, 2004:
	As Reported	Adjustments	As Adjusted
Cost of Sales	$293.7	$(0.3)	$293.4
Gross Profit	33.9	0.3	34.2
SG&A Expenses	30.7	0.3	31.0
Operating Income	2.2	—	2.2
Net Income	1.2	—	1.2

Three Months Ended Jun 30, 2004:
	As Reported	Adjustments	As Adjusted
Cost of Sales	$299.2	$(0.3)	$298.9
Gross Profit	36.2	0.3	36.5
SG&A Expenses	31.5	0.3	31.8
Operating Income	3.9	—	3.9
Net Income	2.3	—	2.3

This error is limited to the classification of vendor reimbursements between cost of sales and SG&A expenses in the Company’s income statement and only had a nominal impact on earnings and the balance sheet.

As stated in SAB 99, “materiality cannot be reduced to a numerical formula” but rather the registrant must fully analyze all relevant considerations, including qualitative factors. Management believes that the misclassification of vendor consideration to offset facilities and general overhead costs did not significantly impact any of the relevant qualitative considerations in accordance with the guidance set forth in SAB 99 because the income statement presentation in the Company’s 2003 Form 10-K and first and second quarter 2004 Form 10-Q:

•	did not mask a change in earnings or other trends;

Michael Moran

Branch Chief, Division of Corporation Finance

September 16, 2005

•	did not change a loss into income or vice versa;

•	did not hide a failure to meet analyst’s consensus expectations;

•	did not affect the Company’s compliance with regulatory requirements;

•	did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in its operations or profitability;

•	did not affect the Company’s compliance with loan covenants or other contractual requirements;

•	did not have the effect of increasing management’s compensation; and

•	did not involve concealment of an unlawful transaction.

Based on the quantitative and qualitative factors noted above, management does not believe that filing amended financial statements would have an impact on the readers of the Company’s financial statements.

Therefore, these modifications resulted in excess vendor consideration received, which is presumed to be a reduction of vendor prices and accordingly classified as a reduction of the Company’s cost of inventory, instead of a reduction of selling, general, and administrative expense. These changes accounted for the reported increase in our gross profit margin as disclosed.

*         *         *

Please direct any additional questions or comments to Jack Ferguson at (603) 683-2156 (fax number (603) 683-2283), or Kenneth A. Grady at (603) 683-2696 (fax number (603) 423-2041).

Sincerely,

/s/ Jack L. Ferguson
Jack L. Ferguson
Treasurer and Interim Chief Financial Officer

/s/ Kenneth A. Grady
Kenneth A. Grady, Esq.
Vice President, General Counsel and Secretary